As Filed with the Securities and
Exchange Commission on April 16, 1998
                                                            File Number 70-9155



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                               AMENDMENT NO. 2 TO
                        FORM U-1 APPLICATION/DECLARATION
                                   UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                    CONECTIV
                                800 King Street
                              Wilmington DE 19899
                   (Name of company filing this statement and
                     address of principal executive office)

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                                    Conectiv
                (Name of top registered holding company parent)

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                                Louis M. Walters
                                   Treasurer
                                    Conectiv
                                800 King Street
                              Wilmington, DE 19899

                    (Name and address of agents for service)

        ---------------------------------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

 Peter F. Clark, Esq.                                  Joyce Koria Hayes, Esq.
       Conectiv                                             7 Graham Court
   800 King Street                                         Newark, DE 19711
 Wilmington, DE 19899

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The Application-Declaration as previously filed and amended is hereby further amended as follows:


Item 1.

    The following is added at the end of Item 1:

    "The filing of this Amendment No. 2 completes the file in this matter. Conectiv requests that the Commission issue its Order as expeditiously as possible."


Item 2.   Fees, Commissions and Expenses

    (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

    It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by THE COMPANY in connection with the implementation of the proposed transactions are as follows:

         Fees for Outside Counsel                                            $ 79,000
         Printing and Mailing Costs                                            25,000
         Miscellaneous Expenses                                                 5,000
                                                                                -----
         Total                                                               $109,000

Item 6.   Exhibits

    The following exhibits are made a part of this statement:

         (a)        Exhibits

         A-3.1     Form of Certificate of Designation for the Series 1 Preferred Stock.

         A-3.2     Form of Certificate of Designation for the Series 2 Preferred Stock.

         F-1       Opinion of counsel.


                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                          CONECTIV


                                           By:   /s/ Louis M. Walters
                                                 ------------------------------
                                                 Title: Treasurer




                                           Date:  April 16, 1998
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EXHIBIT INDEX


A-3.1    Form of Certificate of Designation for the Series 1 Preferred Stock

A-3.2    Form of Certificate of Designation for the Series 2 Preferred Stck

F-1      Opinion of Counsel